FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of October, 2007
Commission File Number: 000-33143
CLAXSON INTERACTIVE GROUP INC.

(Translation of Registrant’s Name into English)
Avenida Melian 2780, C1430EYH, Buenos Aires, Argentina

(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

CLAXSON INTERACTIVE GROUP INC.
Form 6-K
TABLE OF CONTENTS

Item	Page

Item 1. Press Release Announcing the Closing of the Sale of Basic Pay TV Networks to Turner	3

Signatures	5

Item 1. Press Release Announcing the Closing of the Sale of Basic Pay TV Networks to Turner

CLAXSON ANNOUNCES THE CLOSING OF
THE SALE OF ITS BASIC PAY TV NETWORKS TO TURNER
Miami — Buenos Aires, October 4th, 2007. Claxson (XSONF.PK), the multimedia company that provides and distributes entertainment content to Spanish and Portuguese audiences around the world, announced today that, after obtaining the relevant anti-trust approval and the completion of other pre-closing conditions, it has closed the sale of its Seven Basic Pay TV Networks and related businesses to Turner Broadcasting System, Inc.
The Pay TV Networks acquired by Turner include Space, I.Sat, Retro, MuchMusic, HTV, Infinito and Fashion TV. In addition, Turner assumes sales representation for Claxson-and third party-owned networks in Latin America, and will provide related technical services to these networks.
“We are very happy about the completion of this pending transaction with TBS and look forward to working with Turner to grow our remaining networks together”, said Roberto Vivo, Claxson’s Chairman & CEO. “We have successfully completed the sale of our two major assets and paid off our financial debt. We will now turn our focus on completing our going private transaction or otherwise seek alternative strategic initiatives with the liquidity achieved.”
Claxson will maintain its interest in Playboy TV Latin America, Digital Latin America, DMX Latin America and the Broadband and Internet business of its wholly-owned subsidiary ESDC.
The total purchase price for the Pay TV Network business sold to Turner was $234 million and Claxson expects to maintain the net proceeds from the transaction, after deducting transaction expenses and amounts to be held in escrow, in liquid funds in order to complete its going private initiative or seek alternative strategic opportunities.

About Claxson
Claxson (XSONF.PK) is a multimedia company providing branded entertainment content targeted to Spanish and Portuguese speakers around the world. Claxson has a portfolio of popular entertainment brands that are distributed over multiple platforms through its assets in pay television, radio and the Internet. Headquartered in Buenos Aires, Argentina and Miami, Florida, Claxson has a presence in the United States and all key Ibero-American countries, including without limitation, Argentina, Mexico, Chile, Brazil, Spain and Portugal. Claxson’s principal shareholders are the Cisneros Group of Companies and funds affiliated with Hicks, Muse, Tate & Furst Inc.
This press release contains forward-looking statements within the meaning of the “safe harbor"
provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Claxson’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For a detailed discussion of these factors and other cautionary statements, please refer to Claxson’s annual report on Form 20F filed with the U.S. Securities and Exchange Commission on September 27, 2006.

Press contact:
Juan Iramain — VP Communications & PR — Claxson
00 54 11 4546 8000, ext. # 3701 — jiramain@claxson.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLAXSON INTERACTIVE GROUP INC.
(Registrant)

Date: October 9, 2007	By:	/s/ Roberto Vivo-Chaneton
		Name:	Roberto Vivo-Chaneton
		Title:	Chief Executive Officer

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